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SEP 15 2022

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SEC FILE NUMBER
8-29471

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 07/01/21 (MM/DD/YY) AND ENDING 06/30/22 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Network 1 Financial Securities, Inc.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

2 Bridge Ave. Suite 241
(No. and Street)

Red Bank	New Jersey	07701
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

William R. Hunt, Jr.	(732) 758-9001	bhunt@netw1.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Nawrocki Smith LLP
(Name – if individual, state last, first, and middle name)

100 Motor Parkway	Hauppauge	NY	11788
(Address)	(City)	(State)	(Zip Code)

March 4, 2009	3370
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, William R. Hunt, Jr., swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Network 1 Financial Securities, Inc., as of 9/9, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

DARLENE E. GAUDIOS
Notary Public, State of New Jersey
My Commission Expires
February 05, 2023

Notary Public

Signature:

Title:
President

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☒ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

TABLE OF CONTENTS

NawrockiSmith
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder's of
Network 1 Financial Securities, Inc.:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Network 1 Financial Securities, Inc. (the "Company") as of June 30, 2022, the related statements of operations, changes in stockholder's equity, changes in liabilities subordinated to the claims of general creditors and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Network 1 Financial Securities, Inc. as of June 30, 2022, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Network 1 Financial Securities, Inc.'s management. Our responsibility is to express an opinion on Network 1 Financial Securities, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Network 1 Financial Securities, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The information contained in Schedules I, II and III have been subjected to audit procedures performed in conjunction with the audit of Network 1 Financial Securities, Inc.'s financial statements. The supplemental information is the responsibility of Network 1 Financial Securities, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as Network 1 Financial Securities, Inc.'s auditor since 2017.

Hauppauge, New York
September 9, 2022

Nawrocki Smith LLP

NETWORK 1 FINANCIAL SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
As of June 30, 2022

ASSETS		
Cash and cash equivalents	$	8,059,985
Deposit with clearing organization		241,676
Due from affiliates, net		1,066,026
Advances to registered representatives, net		354,307
Due from clearing organizations		1,467,429
Accounts receivable		682,087
Securities, at fair value		1,721,311
Prepaid Exenses		35,194
Property and equipment, net		12,819
TOTAL ASSETS	$	13,640,834

LIABILITIES AND STOCKHOLDERS' EQUITY		
LIABILITIES		
Commissions payable	$	1,596,806
Capital Leases payable		5,729
Accounts payable, accrued expenses and other liabilities		4,502,743
TOTAL LIABILITIES	$	6,105,278
STOCKHOLDERS' EQUITY		
Series A Preferred stock, $1.00 par value, 8% coupon; 1,000,000 shares authorized; 215,000 shares issued and outstanding		215,000
Series B Preferred stock, $1.00 par value; 4,000,000 shares authorized; none issued and outstanding		-
Common stock, Class A $.01 par value; 10,000,000 shares authorized; 1,643,930 shares issued and 1,141,430 outstanding		16,439
Common stock, Class B $.01 par value, 2,000,000 shares authorized; 150,878 shares issued and 140,528 shares outstanding		1,509
Common Stock, Class C $.01 par value; 3,000,000 shares authorized; none issued and outstanding		-
Additional Paid-in capital		2,015,391
Treasury stock at cost; Class A 502,500 shares and Class B 10,350 shares		(5,129)
Accumulated profit		5,292,346
TOTAL STOCKHOLDERS' EQUITY		7,535,556
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	13,640,834

(the accompanying notes are an integral part of these financial statements)

NETWORK 1 FINANCIAL SECURITIES, INC.
STATEMENT OF OPERATIONS
For the Year Ended June 30, 2022

REVENUES		
Commissions	$	7,527,332
Mutual Fund fees		517,018
Investment advisory		291,795
Investment banking		16,168,038
Underwriting fees		3,547,386
Net dealer inventory gain		843,405
Interest and dividends		144,159
Transfer fees and clearing services		861,452
Other		4,870
Total Revenues		29,905,455
OPERATING EXPENSES		
Commissions		21,738,349
Employee compensation and benefits		1,787,188
Office expenses		624,161
Clearing fees		580,573
Occupancy and related expenses		453,012
Communications and data processing		619,195
Professional fees		2,616,205
Underwriting expenses		41,511
Licenses and permits		47,690
Bad debt expenses		282,139
Interest		63,085
Depreciation and amortization		32,744
TOTAL OPERATING EXPENSES		28,885,852
PROFIT BEFORE INCOME TAXES		1,019,603
PROVISION FOR INCOME TAXES		414,000
NET PROFIT		605,603

(the accompanying notes are an integral part of these financial statements)

NETWORK 1 FINANCIAL SECURITIES, INC.
STATEMENT OF STOCKHOLDERS' EQUITY
For the Year Ended June 30, 2022

		Preferred Stock		Class A Common Stock		Class B Common Stock		Additional Paid-In Capital	Treasury Stock at Cost	Accumulated Profit	Total
		Shares	Amount	Shares	Amount	Shares	Amount				
BALANCE	July 1, 2021	$215,000 $	$215,000	$1,643,930 $	$16,439	$150,878 $	1,509 $	2,015,391 $	(5,129) $	4,686,743 $	6,929,953
Net Profit		-	-	-	-	-	-	-	-	605,603	605,603
BALANCE	June 30, 2022	$215,000 $	$215,000	$1,643,930 $	$16,439	$150,878 $	1,509 $	2,015,391 $	(5,129) $	5,292,346 $	7,535,556

(the accompanying notes are an integral part of these financial statements)

NETWORK 1 FINANCIAL SECURITIES, INC.
STATEMENT OF LIABILITIES SUBORDINATED TO THE CLAIMS OF GENERAL CREDITORS
For the Year Ended June 30, 2022

Subordinated liabilities at July 1, 2021	$0.00
Additions	$0.00
Reductions	$0.00
Subordinated liabilities at June 30, 2022	$0.00

(the accompanying notes are an integral part of these financial statements)

NETWORK 1 FINANCIAL SECURITIES, INC.
STATEMENT OF CASH FLOWS
For the Year Ended June 30, 2022

CASH FLOWS FROM OPERATING ACTIVITIES		
Net Profit	$	605,603
Adjustments to reconcile net profit to net cash used by operating activities		
Depreciation and amortization		32,744
Changes in operating assets and liabilities		
Deposit with clearing organization		77,103
Due from affiliates		(151,872)
Advances to registered representatives		8,237
Securities		319,562
Prepaid Expenses		(35,194)
Accounts receivable		(682,087)
Commissions payable		(2,305,948)
Due from clearing organization		44,000
Accounts payable, accrued expenses and other liabilities		1,443,374
TOTAL ADJUSTMENTS		(1,282,825)
NET CASH USED BY OPERATING ACTIVITIES		(644,478)
CASH FLOWS USED IN INVESTING ACTIVITIES		
Purchase of property and equipment		(14,053)
NET CASH USED BY INVESTING ACTIVITIES		(14,053)
CASH FLOWSUSED BY FINANCING ACTIVITIES		
Repayment of capital lease obligations		(2,527)
NET CASH USED BY FINANCING ACTIVITIES		(2,527)
NET DECREASE IN CASH AND CASH EQUIVALENTS		(661,058)
CASH AND CASH EQUIVALENTS - Beginning of year		8,721,043
CASH AND CASH EQUIVALENTS - End of year		8,059,985

(the accompanying notes are integral part of these financial statements)

NETWORK 1 FINANCIAL SECURITIES, INC.
Notes to Financial Statements
SECURITIES AND EXCHANGE COMMISSION
AS OF JUNE 30, 2022

NOTE 1 - ORGANIZATION

Network 1 Financial Securities, Inc. (the "Company") was organized as a Texas corporation on March 15, 1983 and is registered as a broker-dealer with the Securities and Exchange Commission (SEC), the State of Texas and various other states. The Company is an introducing broker-dealer that clears all transactions with and for customers on a fully disclosed basis with a clearing broker. In addition the Company participates in distribution of securities as underwriter or selling groups member, and private placements of securities. The Company is a member of the Financial Industry Regulatory Authority (FINRA).

On June 9, 2009, the Company completed a merger transaction with, International Smart Sourcing, Inc. ("ISSI") an inactive publicly registered shell corporation with no significant assets or operations. ISSI was incorporated in February 1998 in Delaware. As a result of the reverse merger, Network 1 Financial Securities, Inc. ("NETW") became a wholly owned subsidiary of ISSI. The Network 1 Financial Securities, Inc. shareholders acquired control of ISSI. Upon completion of the reverse merger transaction, ISSI changed its name to Network 1 Financial Group, Inc.

The effects of this reverse merger were not reflected in these financial statements and reflect this departure from the accounting principles generally accepted in the United States of America for the current and previous year's financial statements. The accounting principles generally accepted in the United States of America require that the effects of the reverse merger would be recognized by restating the Company's stockholder's equity.

The Company was required to file with the Financial Industry Regulatory Authority ("FINRA"), an application pursuant to FINRA Rule 1017 (the "1017 Application") to obtain approval for the sale of up to one hundred percent (100%) of the Company. The Company filed the initial 1017 Application on February 6, 2009, subsequently withdrew the 1017 Application and re-filed the 1017 application on April 2, 2009. FINRA approved the 1017 application on October 30, 2009.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

Customer security transactions and the related commission income and expense are recorded as of the trade date. Investment banking revenues include gains, losses, and fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter or agent. Investment banking revenues also include fees earned from providing financial advisory services. Investment banking management fees are recorded on the offering date, sales concessions on the settlement date, and underwriting fees at the time the underwriting is completed and the income is reasonably determinable. Customers who are financing their transaction on margin are charged interest. The Company's margin requirements are in accordance with the terms and conditions mandated by its clearing firm. The interest is billed on the average daily balance of the margin account.

Net dealer inventory gains result from securities transactions entered into for the account and risk of the Company. Net dealer inventory gains are recorded on a trade date basis.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The Company generally acts as an agent in executing customer orders to buy or sell listed and over-the-counter securities in which it does not make a market, and charges commissions based on the services the Company provides to its customers. In executing customer orders to buy or sell a security in which the Company makes a market, the Company may sell to, or purchase from, customers at a price that is substantially equal to the current inter-dealer market price plus or minus a mark-up or mark-down. The Company may also act as agent and execute a customer's purchase or sale order with another broker-dealer market-maker at the best inter-dealer market price available and charge a commission. Mark-ups, mark-downs and commissions are generally priced competitively based on the services it provides to its customers. In each instance the commission charges, mark-ups or mark-downs, are in compliance with guidelines established by the FINRA. The Company receives fees for variable annuities and insurance as well as management fees from affiliates in which its RR's jointly registered. The Company receives fees for investment banking and underwriting services, mutual funds, and market making activities as well as clearing fees from its clearing firm.

Marketable securities are carried at fair value, with changes in value included in the statement of operations in the period of change. Fair value is generally determined by quoted market prices. Non-marketable securities are valued at fair value as determined by management.

Cash and Cash Equivalents

The Company considers all highly liquid temporary cash investments with an original maturity of three months or less when purchased, to be cash equivalents.

Property and Equipment

Property and equipment is recorded at cost. Depreciation is calculated using the straight-line method based on the estimated useful lives of the related assets, which range from five to seven years. Leasehold improvements are amortized using the straight-line method over the shorter of the estimated useful lives of the assets or the terms of the leases. Maintenance and repairs are charged to expense as incurred; costs of major additions and betterments that extend the useful life of the asset are capitalized. When assets are retired or otherwise disposed of, the costs and related accumulated depreciation or amortization are removed from the accounts and any gain or loss on disposal is recognized.

Fair Value of Financial Instruments

The Company adopted the provisions of ASC 820, "Fair Value Measurements", which defines fair value for accounting purposes, establishes a framework for measuring fair value and expands disclosure requirements regarding fair value measurements. Fair value is defined as an exit price, which is the price that would be received upon sale of an asset or paid upon transfer of a liability in an orderly transaction between market participants at the measurement date. The degree of judgment utilized in measuring the fair value of assets and liabilities generally correlates to the level of pricing observability. Financial assets and liabilities with readily available, actively quoted prices or for which fair value can be measured from actively quoted prices in active markets generally have more pricing observability and require less judgment in measuring fair value. Conversely, financial assets and liabilities that are rarely traded or not quoted have less price observability and are generally measured at fair value using valuation models that require more judgment. These valuation techniques involve some level of management estimation and judgment, the degree of which is dependent on the price transparency of the asset, liability or market and the nature of the asset or liability. As of June 30, 2022, the Company has categorized its financial assets and liabilities measured at fair value into a three-level hierarchy in accordance with ASC 820.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Impairment of Long-Lived Assets

The Company assesses the recoverability of its long-lived assets, including property and equipment when there are indications that the assets might be impaired. When evaluating assets for potential impairment, the Company first compares the carrying amount of the asset to the asset's estimated future cash flows (undiscounted and without interest charges). If the estimated future cash flows used in this analysis are less than the carrying amount of the asset, an impairment loss calculation is prepared. The impairment loss calculation compares the carrying amount of the asset to the asset's estimated future cash flows (discounted and with interest charges). If the carrying amount exceeds the asset's estimated futures cash flows (discounted and with interest charges), the loss is located to the long-lived assets of the group on a pro rata basis using the relative carrying amounts of those assets. Based on its assessments, the Company did not incur any impairment charges for the year ended June 30, 2022.

Concentrations of Credit Risk

The Company is engaged in trading and providing a broad range of securities brokerage and investment services to a diverse group of retail and institutional clientele, as well as corporate finance and investment banking services to corporations and businesses. Counterparties to the Company's business activities include broker-dealers and clearing organizations, banks and other financial institutions. The Company uses clearing brokers to process transactions and maintain customer accounts on a fee basis for the Company. The Company uses one clearing broker for substantially all of its business. The Company permits the clearing firms to extend credit to its clientele secured by cash and securities in the client's account. The Company's exposure to credit risk associated with the non-performance by its customers and counterparties in fulfilling their contractual obligations can be directly impacted by volatile or illiquid trading markets, which may impair the ability of customers and counterparties to satisfy their obligations to the Company. The Company has agreed to indemnify the clearing brokers for losses they incur while extending credit to the Company's clients. It is the Company's policy to review, as necessary, the credit standing of its customers and each counterparty. Amounts due from customers that are considered uncollectible by the clearing broker are charged back to the Company by the clearing broker when such amounts become determinable.

Upon notification of a charge back, such amounts, in total or in part, are then either (i) collected from the customers, (ii) charged to the broker initiating the transaction and included in other receivables in the accompanying balance sheet, and/or (iii) charged as an expense in the accompanying statements of operations, based on the particular facts and circumstances.

The maximum potential amount for future payments that the Company could be required to pay under this indemnification cannot be estimated. However, the Company believes that it is unlikely it will have to make any material payments under these arrangements and has not recorded any contingent liability in the financial statements for this indemnification.

The Company maintains cash with major financial institutions. The Federal Deposit Insurance Corporation ("FDIC") insures up to $250,000 cash at each institution. At times such amounts may exceed the FDIC limits. At June 30, 2022 the Company had uninsured cash bank balances of $7,559,985. The Company believes it is not exposed to any significant credit risks for cash.

Advances to Registered Representatives

The Company extends unsecured credit in the normal course of business to its registered representatives. The determination of the amount of uncollectible accounts is based on the amount of credit extended and the length of time each receivable has been outstanding, as it relates to each individual registered representative. The allowance for uncollectible amounts reflects the amount of loss that can be reasonably estimated by management and is included as part of operating expenses in the accompanying statements of operations. As of June 30, 2022, advances to registered representatives totaling $72,139 were considered uncollectible, and as such was written off.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes

In accordance with ASC 740 "Income Taxes", the Company accounts for income taxes under the liability method. Deferred income tax assets and liabilities are determined based on the estimated future tax effects of temporary differences between the financial statement and tax bases of assets and liabilities, as measured by current enacted tax rates. The Company periodically assess whether it is more likely than not that they will generate sufficient taxable income to realize the deferred tax assets. The Company records a valuation allowance, as necessary, to reduce the deferred tax assets to the amount of future tax benefit that The Company estimates is more likely than not to be realized. The Company believes that their estimates are reasonable; however, the final outcome of tax matters may be different from than the estimates reflected in their financial statements.

The Company records tax benefits for positions that they believe are probable of being sustained under such examinations. Regularly, the Company assesses the potential outcome of such examinations to determine the adequacy of their income tax accruals. The Company adjusts their income tax provision during the period in which they determine that the actual results of the examinations may differ from their estimates. Changes in tax laws and rates are reflected in their income tax provision in the period in which they occur.

NOTE 3 – SECURITIES OWNED AND SECURITIES SOLD, BUT NOT YET PURCHASED, AT MARKET

The following table shows the market values of the Company's investment securities owned and securities sold, but not yet purchased as of June 30, 2022:

	Securities Owned	Securities Sold but not Purchased
Securities (other than clearing firm deposit)	$1,721,311	$0

Securities sold, but not yet purchased commit the Company to deliver specified securities at predetermined prices. The transactions may result in market risk since, to satisfy the obligation, the Company must acquire the securities at market prices, which may exceed the values reflected in the statement of financial condition. As of June 30, 2022, the Company had $0 securities sold, but not yet purchased.

NOTE 4 – DEPOSIT WITH CLEARING ORGANIZATION

The following represents amounts on deposit with Axos Clearing ("Axos"), in the Company's clearing broker inventory account:

Cash	$	217,648
Marketable securities, net of fair value adjustment of $(93,583)		24,028
Total	$	241,676

The marketable securities are primarily comprised of corporate stocks. Marketable securities on deposit with Axos are reflected at fair value. The Company is required to maintain a deposit balance of $100,000 with Axos of cash and securities.

NOTE 5 – DUE FROM AFFILIATES

As of June 30, 2022, due from affiliates consisted of the following:

Network 1 Financial Group Corp. (*)	$	3,142,860
Network 1 Financial Capital Management LLC (*)		37,762
Less, allowance for collectability		(2,114,596)
Total	$	1,066,026

(*) Represents amounts due from an affiliate whose officers and shareholders are officers and indirect shareholders of the

NOTE 6 – PROPERTY AND EQUIPMENT

Property and equipment, net, consists of the following at June 30, 2022:

Equipment	$	303,461
Furniture and fixtures		84,638
Total		388,099
Less: accumulated depreciation and amortization		(375,280)
Property and Equipment - Net		12,819

Depreciation and amortization expense for the year ended June 30, 2022 was $32,744

NOTE 7 – LEASE OBLIGATION

The asset and liability under the leases are recorded at the present value of the minimum lease payments.

Amortization of assets held under the lease is included in depreciation expense.

At June 30, 2022, the future lease payments under the capital leases are as follows:

Fiscal Year Ending June 30,		Amount
2023		2527
2024		2527
2025		675
Total minimum lease payments	$	5,729

NOTE 8 – BENEFIT CONTRIBUTION PLAN

The Company sponsors a 401K profit sharing plan that covers substantially all of its employees. The plan provides for a discretionary annual contribution, and is allocated in proportion to compensation. In addition, each participant may elect to contribute to the Plan by way of a salary deduction. An employee becomes fully vested in the Company's contribution after 6 years. A participant is fully vested in their own contributions. For the year ended June 30, 2022, the Company reserved $25,000 as discretionary contribution to the Plan.

NOTE 9 – STOCKHOLDERS' EQUITY

Shares Authorized

The Company's authorized number of shares of capital stock is 20,000,000 issuable in series with rights, preferences, privileges and restrictions as determined by the Board of Directors.

Series A Preferred Stock

As of June 30, 2022, the Company has 1,000,000 shares authorized, of 8% Series A preferred stock $1.00 par value, and 215,000 shares are issued and outstanding.

The Series A preferred stock is redeemable at the option of the Company's Board of Directors at 125% of the issuance price plus any dividends earned but unpaid and after one year outstanding. The Series A preferred stock is non-voting and non-cumulative. Of the 215,000 shares issued, 99,000 shares are owned by National Financial Services Group, Inc., an affiliated company, whose officers and shareholders are officers and shareholders of the Company and 31,000 were owned by HT Ardinger and Son, an indirect owner of the Broker Dealer. An additional 25,000 shares are owned by Network 1 Financial Advisors, Inc. an affiliate of the Broker-Dealer and controlled by William R Hunt Jr. For the year ended June 30, 2022, the Company paid no dividends with respect to the preferred stock.

The preferred stock shareholders are entitled to a bonus dividend at the discretion of the Board of Directors based on the profitability of the firm's market making investment activities minus certain deductions. No bonus dividends were declared for the year ended June 30, 2022.

Series B Preferred Stock

As of June 30, 2022, the Company has 4,000,000 shares authorized, of Series B preferred stock $1.00 par value, none issued and outstanding. The class B preferred stock is non-voting.

Class A Common Stock

As of June 30, 2022, the Company has 10,000,000 shares of class A common stock, $0.01 par value authorized. 1,643,930 shares are issued and 1,141,430 shares are outstanding. The class A common stock is voting.

Class B Common Stock

As of June 30, 2022, the Company has 2,000,000 shares of class B common stock, $0.01 par value authorized, 150,878 shares are issued and 140,528 shares are outstanding. The class B common stock is non-voting and is convertible to class A voting stock on a 1:1 ratio upon 75%-member approval of the Board of Directors.

Class C Common Stock

As of June 30, 2022, the Company has 3,000,000 shares of class C common stock, $0.01 par value authorized, none issued and outstanding. The class C common stock is non-voting.

NETWORK 1 FINANCIAL SECURITIES, INC.

Notes to Financial Statements
SECURITIES AND EXCHANGE COMMISSION
AS OF JUNE 30, 2022

NOTE 10 – COMMITMENTS AND CONTINGENCIES

Litigation

The Company may be involved in other legal proceedings in the ordinary course of business. Such matters are subject to many uncertainties, and outcomes are not predictable with assurance. The Company currently is involved in a legal proceeding as follows:

On or about August 23, 2018, the Company was named in a class action lawsuit, filed in state court. State Class Action Claim against Netw1 is based on allegation that, as Underwriter of Issuer's IPO, Netw1 assisted in preparation and dissemination of Issuer's IPO false and misleading Offering Circular. Specifically, IPO failed to disclose that "silent" co-founder of Issuer had a "sordid legal record including violations of California securities law and played an active role in influencing operations and selling Issuer's securities; and that, Issuer's additional "silent" co-founder is a professional affiliate of the previously mentioned "silent" co-founder and has interconnected legal problem and prior dealings and that both had been previously barred from selling securities; that that two other director biographies omitted disclosures about failed penny stock experience. Hence, State Class Action Plaintiffs claim that statements in the IPO regarding Issuer's business, operations, and prospects were materially false and misleading and lacked a reasonable basis. This State Class Action lawsuit was filed in the Superior Court of California, Riverside County, on August 23, 2018. This State Class Action lawsuit is dismissed as to Netw1 (Stipulation of voluntary dismissal and Stipulation of Defendants and Network 1 Financial Securities Inc. for the Parties' Cross-Claims to be Dismissed with Prejudice on various dates) and final Order of the Court entered on November 29, 2021 dismissing all claims against Netw1.

In 2018, Class Action Claims against Netw1 were filed in federal court in New York and in the course of litigation the two (2) separate Class Action lawsuits were merged and therefore both lawsuits were dismissed on February 15, 2022 by the 2nd Circuit US Court of Appeals as set forth in this narrative. This Class Action was based on allegation that, as Lead Underwriter for Issuer's Reg A+ IPO, inadequate due diligence was conducted on Issuer: specifically Netw1 should have known that the Shares that a certain officer of Longfin issued to himself on 6 Dec 2017 were not lawfully issued; and that Netw1 should have known that shares issued to other shareholders were affiliated with Longfin and therefore should have been deemed to be "publicly held" for purposes of meeting the NASDAQ listing requirements for LFIN stock on NASDAQ. Because these shares were not properly registered, according to the allegations, Netw1 effectively allowed these individuals to trade unregistered shares in the secondary market, driving up the price of the stock before its collapsed, after these individuals manipulated the market by selling out at a profit. Netw1 filed a Motion to Dismiss with the trialcourt. Following partial grant of Netw1's motion to dismiss, Reconsideration was requested for the remaining count not previously dismissed. On Reconsideration, the Court reversed itself and granted full dismissal of all counts against Netw1. The Class Action Plaintiffs appealed to the 2nd Circuit U.S. Court of Appeals. On February 15, 2022, the Second Circuit entered summary judgment in favor of Netw1, dismissing Class Action Plaintiff's Appeal.

On or about September 17, 2019 the Company was named in an arbitration. The Claimant is seeking relief in an unspecified amount for losses that may have occurred in their brokerage account serviced by a registered rep that is associated with the Firm. The Company has retained counsel to vigorously defend itself. In addition, the Company carries E&O insurance with a limit of $1,000,000 per incident up to a maximum of $2,000,000 per year with a deductible of $250,000 of which legal fees incurred by the Firm are applied to the deductible. This case was settled for $14,995 on January 19, 2022.

NOTE 10 – COMMITMENTS AND CONTINGENCIES - (Continued)

On January 1st 2020, Putative Class Representative filed a motion for voluntary dismissal with prejudice. On February 25th 2020, the Court granted voluntary dismissal but only with respect to other Putative Class Representative. On June 16th 2020, Putative Class Representative, filed his 4th Motion to Amended Complaint. As of this writing, a hearing is set for September 23rd 2020 for argument on the plaintiff's 4th Motion to Amend his class action complaint and denied the plaintiff's motion to add allegations about the Brooks Lock-Up, a hearing was held in October 2020 for status. We believe that the purported class action lawsuit is without merit and intend to vigorously defend the action. Following a motion for reconsideration filed by the Company in April 2019, the Court granted reconsideration, reversed itself, and dismissed with prejudice the plaintiffs' amended complaint. The plaintiffs have subsequently appealed and this matter and is presently before the 2nd Circuit U.S. Court of Appeals.

On or about August 27, 2020 the Company was named in an arbitration. The Claimant is seeking relief in the amount of $420,000 for losses that may have occurred in their brokerage account serviced by a registered rep that is associated with the Firm. The Company has retained counsel to vigorously defend itself. In addition, the Company carries E&O insurance with a limit of $1,000,000 per incident up to a maximum of $2,000,000 per year with a deductible of $250,000 of which legal fees incurred by the Firm are applied to the deductible. On June 30, 2022 the arbitration panel entered an award in favor of the claimant. The panel awarded a total award to claimant in the amount of $1,232,765.44 . On July 22, 2022 a petition for vacatur was timely filed in Texas state district in Harris County.

On or about September 17, 2020 the Company was named in an arbitration. The Claimant is seeking relief in an unspecified amount for losses that may have occurred in their brokerage account serviced by a registered rep that is associated with the Firm. The Company has retained counsel to vigorously defend itself. In addition, the Company carries E&O insurance with a limit of $1,000,000 per incident up to a maximum of $2,000,000 per year with a deductible of $200,000 of which legal fees incurred by the Firm are applied to the deductible. This case is still awaiting a hearing date.

On or about May 17, 2021 the Company was named in an arbitration. The Claimant is seeking relief in the amount of $1,200,000 for losses that may have occurred in their brokerage account serviced by a registered rep that is associated with the Firm. The Company has retained counsel to vigorously defend itself. In addition, the Company carries E&O insurance with a limit of $1,000,000 per incident up to a maximum of $2,000,000 per year with a deductible of $250,000 of which legal fees incurred by the Firm are applied to the deductible. This claim should be dismissed under FINRA Rule 12206 (the so-called Eligibility Rule) as this claim was filed more than six years beyond the last event or occurrence giving rise to any claim claimed by claimant. An appropriate motion to dismiss has been filed. This case is in the discovery stage.

On or about October 25, 2021 the Company was named in an arbitration. The Claimant is seeking relief in an unspecified amount for losses that may have occurred in their brokerage account serviced by a registered rep that is associated with the Firm. The Company has retained counsel to vigorously defend itself. In addition, the Company carries E&O insurance with a limit of $1,000,000 per incident up to a maximum of $2,000,000 per year with a deductible of $250,000 of which legal fees incurred by the Firm are applied to the deductible. This case is still awaiting a hearing date.

On or about December 21, 2021 the Company was named in an arbitration. The Claimant is seeking relief in an unspecified amount for losses that may have occurred in their brokerage account serviced by a registered rep that is associated with the Firm. The Company has retained counsel to vigorously defend itself. In addition, the Company carries E&O insurance with a limit of $1,000,000 per incident up to a maximum of $2,000,000 per year with a deductible of $250,000 of which legal fees incurred by the Firm are applied to the deductible. This arbitration was settled in the amount of $25,000 and this arbitration was withdrawn on August 8, 2022.

NOTE 10 – COMMITMENTS AND CONTINGENCIES - (Continued)

On or about June 24, 2022 the Company was named in an arbitration. The Claimant is seeking relief in an amount of $130,000 for losses that may have occurred in their brokerage account serviced by a registered rep that is associated with the Firm. The Company has retained counsel to vigorously defend itself. In addition, the Company carries E&O insurance with a limit of $1,000,000 per incident up to a maximum of $2,000,000 per year with a deductible of $250,000 of which legal fees incurred by the Firm are applied to the deductible. This case is still awaiting a hearing date.

The Company has not established liabilities for the potential loss related to the above arbitration. In determining whether to establish a liability, the Company's management uses its judgment to determine the probability that losses have been incurred and a reasonable estimate of the amount of the losses. In making these decisions, we base our judgments on our knowledge of the situations, consultations with legal counsel and our historical experience in resolving similar matters. In many lawsuits, arbitrations and regulatory proceedings, it is not possible to determine whether a liability has been incurred or to estimate the amount of that liability until the matter is close to resolution. However, accruals are reviewed regularly and are adjusted to reflect our estimates of the impact of developments, rulings, advice of counsel and any other information pertinent to a particular matter. Because of the inherent difficulty in predicting the ultimate outcome of legal and regulatory actions, we cannot predict with certainty the eventual loss or range of loss related to such matters. If our judgments prove to be incorrect, our liability for losses and contingencies may not accurately reflect actual losses that result from these actions, which could materially affect results in the period other expenses are ultimately determined.

NOTE 11 – Lease Commitments

The Company leases its corporate office facility month to month under an operating lease with to Network 1 Financial Group, Inc. the Company's parent. Additionally, the Company has five other office facilities, Syosset NY, Brewster NY, Hauppauge NY, NYC, NY, Seaford, NY in which it also leases on a month-to-month lease with Network 1 Financial Group. Rent expense for the year ended June 30, 2022 was $415,366.

NOTE 12 – RELATED PARTY TRANSACTIONS

Network 1 Financial Securities, Inc. maintains an established Expense Sharing Agreement that requires Network 1 Financial Group, Inc. to share in the common operating expenses and pay direct expenses that are billed to Network 1 Financial Group, Inc. Network 1 Financial Securities, Inc. has no operating leases in its name. The allocated expenses are made at the end of each month and are adjusted (if necessary) at the end of every quarter in line with FOCUS reporting. For the year ended June 30, 2022 Network 1 Financial Securities, Inc. paid Network 1 Financial Group, Inc. $1,764,936. Network 1 Financial Securities, Inc. is related to Network 1 Financial Assurance Corp. a New Jersey insurance agency through common ownership by certain shareholders of the Company for the purpose of conducting insurance business. Network 1 Financial Securities, Inc. is related to Network 1 Financial Advisors, Inc. a New Jersey Registered Investment adviser through common ownership by certain shareholders of the Company for the purpose of coordinating investment advisory services. Network 1 Financial Securities, Inc. is related to Network 1 Capital Management, Inc. and provides quote services that are recorded as an asset, due from affiliates.

NOTE 13 – FAIR VALUE MEASUREMENTS

ASC 820 defines fair value as the amount that would be received for an asset or paid to transfer a liability (i.e., an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. ASC 820 also establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. ASC 820 describes the following three levels of inputs that may be used:

Level 1: Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets and liabilities. The fair value hierarchy gives the highest priority to Level 1 inputs.

Level 2: Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3: Unobservable inputs when there is little or no market data available, thereby requiring an entity to develop its own assumptions. The fair value hierarchy gives the lowest priority to Level 3 inputs.

The table below summarizes the fair values of financial assets that are measured on a recurring basis at fair value as of June 30, 2022:

	Level 1	Level 2	Level 3	Total
Securities held for resale, at market	$ 503,450	1,193,833	-	1,697,283
Marketable securities with clearing organization	24,028	-	-	24,028
Total	$ 527,478	$ 1,193,833	$ -	$ 1,721,311

NOTE 14 – NET CAPITAL REQUIREMENTS

The Company is a registered broker-dealer and is subject to the SEC's Uniform Net Capital Rule 15c3-1. This requires that the Company maintain minimum net capital of $100,000 and also requires that the ratio of aggregate indebtedness, as defined, to net capital, shall not exceed 15 to 1.

As of June 30, 2022, the Company's net capital exceeded the requirement by approximately $3,699,302.

Advances, dividend payments and other equity withdrawals are restricted by the regulations of the SEC, and other regulatory agencies are subject to certain notification and other provisions of the net capital rules of the SEC. The Company qualifies under the exempted provisions of Rule 15c3-3 as the Company does not carry security accounts for customers or perform custodial functions related to customer securities.

NOTE 15 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events through September 9, 2022 the date the financial statements were available to be issued, noting there to be no material subsequent events that have occurred that would require disclosure in this report or would be required to be recognized in the financial statement as of June 30, 2022.

(the accompanying notes are an integral part of these financial statements)

NETWORK 1 FINANCIAL SECURITIES, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15C-1 OF THE SECURTIES AND EXCHANGE COMMISSION
For the Year Ended June 30, 2022

NETWORK 1 FINANCIAL SECURITIES, INC.

NET CAPITAL		
Total stockholders' equity	$	7,535,556
Deductions and/or charges:		
Non-allowable assets:		
Petty Cash		200
Advances to registered representatives		354,307
Property and equipment		12,819
Marketable securities, restricted		1,176,973
Other Assets		1,800,167
		3,344,466
NET CAPITAL BEFORE HAIRCUTS AND SECURITIES		4,191,090
Haircuts of securities		
Trading and investment securities		
Other securities		82,365
Blockage charges		2,404
		84,769
NET CAPITAL		4,106,321
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required		407,019
Excess net capital		3,699,302
AGGREGATE INDEBTEDNESS		
Items included in statement of financial condition:		
Commissions payable		1,090,978
Capital leases		5,729
Accounts payable, accrued expense and other liabilities		5,008,571
TOTAL AGGREGATE INDEBTEDNESS	$	6,105,278
Ratio: aggregate indebtedness to net capital		1.49 to 1
RECONCILIATION WITH COMPANY'S COMPUTATION (included in Part II of Form X-17-5 as of June 30, 2022)		
Net capital, as reported in Company's Part II	$	4,106,321
Net capital per preceding	$	4,106,321

(the accompanying notes are an integral part of these financial statements)

NETWORK 1 FINANCIAL SECURITIES, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15C-1 OF THE SECURTIES AND EXCHANGE COMMISSION
For the Year Ended June 30, 2022

SCHEDULE II: COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3

The Company is exempt from the provision of rule 15c3-3 and for the year ended June 30, 2022, the Company was in compliance with the conditions of exemption.

SCHEDULE III: INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

The Company is exempt from the provision of rule 15c3-3 and for year ended June 30, 2022, the Company was in compliance with the conditions of exemption.

(the accompanying notes are an integral part of these financial statements)

Network 1 Financial Securities, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3 (k)(2)(ii)

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3 (k) throughout the most recent fiscal year without exception.

(2) The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to:(1) proprietary trading; (2) effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; (3) receiving transaction-based compensation for securities transactions to other broker-dealers, (4) participating in public offerings of securities on a firm commitment and best effort basis ;and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

I, William R. Hunt, Jr. , swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: [signature]

Title: President
September 9, 2022

NawrockiSmith
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder's of
Network 1 Financial Securities, Inc.:

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Network 1 Financial Securities, Inc. identified the following provision of 17 C.F.R. §15c3-3(k) under which Network 1 Financial Securities, Inc. claimed the following exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) and (2) Network 1 Financial Securities, Inc. stated that Network 1 Financial Securities, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception.

The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to proprietary trading, effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company, receiving transaction-based compensation for securities transactions to other broker-dealers and participating in public offerings of securities on a firm commitment and best effort basis. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Network 1 Financial Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Network 1 Financial Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934 and the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Hauppauge, New York
September 9, 2022

Nawrocki Smith LLP

NawrockiSmith
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREE-UPON PROCEDURES

To the Stockholder's of
Network 1 Financial Securities, Inc.:

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended June 30, 2022. Management of Network 1 Financial Securities, Inc. (Company) is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended June 30, 2022. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended June 30, 2022 with the Total Revenue amount reported in Form SIPC-7 for the year ended June 30, 2022, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended June 30, 2022. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Hauppauge, New York
September 9, 2022

Nawrocki Smith LLP